Form 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL OMB Number: 3235-0287
	Washington, D.C. 20549	Expires: January 31, 2005 Estimated average burden hours per response 0.5

Check this box if no longer STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP subject to Section 16.Form 4
or Form 5 obligations may continue. Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
See Instruction 1(b). Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol MEADWESTVACO CORPORATION MWV						6.Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) Luke, Jr.	(First) John	(Middle) A.	3. IRS or Social Security Number of Reporting Person (Voluntary)			4. Statement for Month/Year 09/23/02			X Director X Officer(give title below) President and CEO	___ 10% Owner ___ Other (specify below
(Street) One High Ridge Park						5.If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable) X Form filed by One Reporting Person _ Form Filed by More than One Reporting Person
(City) Stamford,	(State) CT	(Zip) 06905	Table I --- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title Security (Instr. 3)			2. Trans-action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	Amount	(A) or (D)	Price
Common Stock (a)									81,498.43	D
Common Stock (a)									24,012	I (b)	Employee Stock Plan
Common Stock (a)			09/23/02	J		352	A (1)	$21.75	42,351	I (c)	Employee Stock Plan BRP
Common Stock (a)									7,701.10	I (d)	Co-Trustee Daughter
Common Stock (a)									4,903.32	I (d)	Co-Trustee Daughter
Common Stock (a)									4,477.38	I (d)	Co-Trustee Son
Common Stock (a)									1,792.91	I (d)	Spouse

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3.Trans- action Date (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)	6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V		Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$31.375	5/24/02	A	V	16,668	5/24/03	5/24/12	Common Stock (a)	16,668	(2)		D
Employee Stock Option (Right to Buy)	$31.375	5/24/02	A	V	16,666	5/24/04	5/24/12	Common Stock (a)	16,666	(2)		D
Employee Stock Option (Right to Buy)	$31.375	5/24/02	A	V	16,666	5/24/05	5/24/12	Common Stock (a)	16,666	(2)	994,525	D

Explanation of Responses:
(1) Monthly contribution to Benefit Restoration Plan. (2) Grant of employee stock option under MeadWestvaco 1999 Stock Option Plan.
(a), (b), (c), (d) See Exhibit 2
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ David L. Santez/POA **Signature of Reporting Person	08/28/02 Date: